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September 26, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Assistant Director, Office of Healthcare and Insurance

Re:	MyoKardia, Inc. Registration Statement on Form S-1
Filed September 16, 2016
File No. 333-213680

Ladies and Gentlemen:

This letter is being submitted on behalf of MyoKardia, Inc. (the “Company”) in response to comments contained in the letter dated September 23, 2016 (the “Letter”) from Suzanne Hayes, Assistant Director of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Tassos Gianakakos, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-213680) (the “Registration Statement”) that was filed on September 16, 2016. Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions in response to the Staff’s comments set forth in the Letter, as well as additional updated information regarding the Company’s business that was publicly announced in connection with the Company’s “R&D Day” held on September 21, 2016.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. Copies of this letter and its attachments will also be provided to Irene Paik and Mary Beth Breslin of the Commission.

Incorporation of Certain Information by Reference, page 92

1.	Please revise the second bullet point to specifically incorporate by reference all proxy statements in their entirety filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year covered by the latest annual report on Form 10-K. Please refer to Item 12(a)(2) of Form S-1 for guidance.

United States Securities and Exchange Commission

September 26, 2016

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 95 of Amendment No. 1 to incorporate by reference the entirety of the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 28, 2016.

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong

cc:	Irene Paik (U.S. Securities and Exchange Commission)

Mary Beth Breslin (U.S. Securities and Exchange Commission)

Tassos Gianakakos (MyoKardia, Inc.)

Jake Bauer (MyoKardia, Inc.)

Mitchell S. Bloom, Esq. (Goodwin Procter LLP)

B. Shayne Kennedy, Esq. (Latham & Watkins LLP)

Brian J. Cuneo, Esq. (Latham & Watkins LLP)

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